UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 3)

YOU ON DEMAND HOLDINGS, INC.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

98741R108
(CUSIP Number)

John D. Vaughan, Esq.
K&L Gates LLP
New York, NY 10022
(212) 536-4006

 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 4, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP 98741R108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only): Shane McMahon
2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) [X]
3.	SEC Use Only
4.	Source of Funds (See Instructions): PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): N/A	
6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power: 10,273,017 (1)(2)
8. Shared Voting Power: 2,285,714 (1)(2)
9. Sole Dispositive Power: 4,158,725 (1)(2)
10. Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,158,725(1)(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):	
13.	Percent of Class Represented by Amount in Row (11): 23.6%(3)
14.	Type of Reporting Person (See Instructions): IN

(1)
This amount includes (i) 2,300,000 shares of Common Stock, (ii) 455,555 shares of Common Stock underlying options exercisable within 60 days at $3.00 per share, (iii) 20,833 shares of Common Stock underlying options exercisable within 60 days at $4.50 per share; (iv) 131,250 shares of Common Stock underlying options exercisable within 60 days at $2.00 per share; 317,753 shares underlying a Convertible Note (as defined in Item 5), which is convertible at any time at the option of Mr. McMahon into shares of Common Stock at a price of $10.00 per share and (v) 7,000,000 shares of Series A Preferred Stock.  Each share of Series A Preferred Stock is convertible, at any time at the option of the holder, into shares of Common Stock on a ten-to-one basis (and thereafter adjusted to reflect the Issuer’s February 9, 2012 1-for-75 reverse stock split).  Holders of Series A Preferred Stock vote with the holders of Common Stock on all matters and are entitled to ten (10) votes for each one (1) share of Common Stock that is issuable upon conversion of a share of Series A Preferred Stock.  Therefore since these 7,000,000 shares of Series A Preferred Stock are convertible into 933,334 shares of Common Stock, Mr. McMahon is entitled to 9,333,340 votes as result of his ownership of this Series A Preferred Stock.

(2)	The shares of equity securities of the Issuer held by Mr. McMahon are subject to the terms and conditions of the agreements described under Item 6.

(3)
Calculated based on 17,652,039 shares of Common Stock outstanding (15,793,314 shares outstanding as of November 14, 2013 plus 933,334 shares issuable upon conversion of the Series A Preferred Stock owned by Mr. McMahon, 607,638 shares issuable upon exercise of the options owned by Mr. McMahon and 317,753 shares issuable upon conversion of the Convertible Note.

This Amendment No. 3 to Schedule 13D (this “Amendment No. 3”) amends and supplements Items 4, 5, 6 and 7 of that certain Amendment No. 2 to Schedule 13D filed with the Securities and Exchange Commission on July 19, 2013, and that certain Amendment No. 1 filed with the Securities and Exchange Commission on November 3, 2010 (as amended, the “Schedule 13D”), which relate to the common stock (the “Common Stock”), par value $0.001 per share, of YOU On Demand Holdings, Inc., a Nevada corporation (the “Issuer”). Unless otherwise indicated, capitalized terms used but not defined in this Amendment No. 3 have the meanings ascribed to such terms in the Schedule 13D.

Item 4.  Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended by inserting the following paragraph after the second paragraph thereof:

On November 4, 2013, the Issuer entered into Amendment No. 1 to the Series D Purchase Agreement with C Media Limited (“C Media”) and issued a Convertible Promissory Note (the “Bridge Note”) to C Media the terms of which are described in the Issuer’s current report on Form 8-K filed with the SEC on November 8, 2013.  In order to induce C Media to contribute $2,000,000 to the Issuer pursuant to the Bridge Note (the “Bridge Financing”), Mr. McMahon entered into the Waiver and Consent described under Item 6 of this Amendment No. 3.

Item 4 of the Schedule 13D is hereby further amended by replacing the third paragraph thereof with the following paragraph.

Mr. McMahon, in his capacity as an investor in securities of the Issuer, has no present plans or proposals that relate to, or could result in any of the events or occurrences described in items (a) through (j) of Item 4 of Schedule 13D, except as set forth in this Schedule 13D, including, without limitation, actions contemplated in the agreements discussed in Item 6.

Item 5.  Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby deleted in its entirety and replaced with the following:

(a) Mr. McMahon beneficially owns an aggregate of 4,158,725 shares of Common Stock, which includes (i) 2,300,000 shares of Common Stock, (ii) 455,555 shares of Common Stock underlying options exercisable within 60 days at $3.00 per share, (iii) 20,833 shares of Common Stock underlying options exercisable within 60 days at $4.50 per share; (iv) 131,250 shares of Common Stock underlying options exercisable within 60 days at $2.00 per share; 317,753 shares underlying a convertible promissory note dated, May 10, 2012, as amended as of May 21, 2012, October 19, 2012 and May 10, 2013 and related waivers dated July 5, 2013 and November 4, 2013 (the “Convertible Note”), issued by the Issuer to Mr. McMahon, which is convertible at any time at the option of the holder, into shares of Common Stock at a price of $10.00 per share and (v) 7,000,000 shares of Series A Preferred Stock which are convertible into 933,334 shares of Common Stock.

This aggregate amount represents 23.6% of the total outstanding Common Stock, which is calculated based on 17,652,039 shares of Common Stock outstanding (15,793,314 shares outstanding as of November 14, 2013, plus 933,334 shares issuable upon conversion of the Series A Preferred Stock owned by Mr. McMahon, 317,753 shares issuable upon conversion of the Convertible Note, and 607,638 shares issuable upon exercise of the options owned by Mr. McMahon).

(b)  The Series A Shares entitle Mr. McMahon to ten votes per share of Common Stock into which such Series A Shares may be converted.  As described above, each Series A Share is convertible into ten (10) shares of Common Stock at any time but thereafter subject to the Issuer’s 1 for 75 reverse stock split.  Therefore, for purposes of this statement, as a result of his ownership of the Series A Shares, Mr. McMahon may be deemed to have sole voting power with respect to an aggregate of 9,333,340 shares of Common Stock.

Additionally, as the holder of 2,300,000 Common Shares, options exercisable within 60 days to acquire 607,638 shares of Common Stock, and 317,753 shares of Common Stock issuable upon conversion of the Convertible Note, Mr. McMahon may be deemed to have voting power with respect to a total of 12,558,731 shares of Common Stock.  Mr. McMahon has sole voting power over all of these shares of Common Stock except for 2,285,714 of the Common Shares, for which Mr. McMahon has agreed, as further described in Item 6 of the Schedule 13D, that he will vote as directed by C Media, and therefore is deemed to have shared voting power.

Mr. McMahon is deemed to have sole dispositive power over 4,158,725 shares of Common Stock described above in paragraph (a), subject to the Voting Agreement as described in Item 6 of the Schedule 13D.

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended by inserting the following paragraphs after the ninth paragraph thereof:

In connection with the Bridge Financing, Mr. McMahon has entered into a Waiver and Consent (the “Waiver and Consent”) of certain terms of the Voting Agreement, a copy of which is being filed as Exhibit 99.5.  Under the Waiver and Consent, Mr. McMahon has agreed to extend the term of the Voting Agreement and the proxy in favor of C Media contained therein from October 31, 2013 to December 4, 2013 (or January 31, 2014, if C Media exercises its right to extend the outside date to close a Series E financing by C Media to January 31, 2014).

Mr. McMahon has also agreed that, in the event there is no closing of the Series E financing, he will vote in favor of an increase in the number of the Issuer’s Series D Preferred Stock authorized for issuance by the Issuer such that, at all times that the Bridge Note remains outstanding, the Issuer shall have available for issuance at least the total number of Series D Preferred Stock as may become issuable upon conversion by C Media of the principal amount and accrued but unpaid interest on the Bridge Note into Series D Preferred Stock.

Item 7.  Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended by the addition of the following sentence at the end thereof:

    A copy of the Waiver and Consent described under Item 6 above is attached as Exhibit 99.5 hereto.

SIGNATURES

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

    Date:    November 20, 2013

SHANE MCMAHON

/s/ Shane McMahon